Exhibit 107

CALCULATION OF FILING FEES TABLE

Table 1: Transaction Valuation

SC TO-I

(Form Type)

Navios Maritime Holdings Inc.

	Transaction Value	Fee Rate	Amount of Filing Fee

Fees to be Paid	$20,000,000.00	0.0000927	$1,854.00
Fees Previously Paid			--
Total Transaction Value			$20,000,000.00
Total Fees Due for Filing			$1,854.00
Total Fees Previously Paid			--
Total Fee Offsets			--
Net Fees Due			$1,854.00